Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces completion of sale of York Fire & Casualty

     TORONTO, Sept. 30 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway") today announced the closing of the previously announced sale of York Fire & Casualty Insurance Company ("York") for C$95 million to La
Capitale General Insurance Inc., a member company of the mutual Group, La
Capitale, owned by members of Quebec's civil service.
     Kingsway expects to record, in the third quarter financial results, a pre-tax gain of approximately C$44 million, before expenses, subject to completion of a post closing external audit. The gain is somewhat lower than originally anticipated due to the recapitalization requirement under the terms of the purchase agreement, resulting from the valuation of York's investment portfolio and their underwriting results for the third quarter.
     "The closing of this transaction is an important step in the execution of our strategic plan as we focus our resources and capital on our core lines of business. We are pleased with the timing of this transaction as it will allow us to repay our remaining short-term bank debt of approximately U$48 million and reduce our debt leverage," said Shaun Jackson, Kingsway's President and
CEO. "The balance of the net proceeds will be used to support the growth in our core business lines and for general corporate purposes."
     Scotia Capital Inc. acted as financial advisor and Cassels Brock &
Blackwell LLP acted as legal counsel to Kingsway.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 10 wholly-owned insurance subsidiaries and two insurance agencies in Canada and the United States. The Company employs approximately
2,700 people in Canada and the United States and is headquartered in
Mississauga, Ontario, Canada. The common shares of Kingsway Financial Services
Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange,
 under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:15e 30-SEP-08